Leading Brands, Inc.
First Quarter Report

Period Ended May 31, 2007

Note: These financial statements have not been reviewed by the Company’s auditors

Report to Shareholders

“US dollar quarter over quarter proprietary branded gross
revenue growth was 74.4%”

To our Shareholders:

Net Loss for the first quarter was $185,000 ($53,000 before non-cash income tax expense of $132,000), or $0.01 per share, versus net income of $265,000 or $0.02 per share in Q1 of last year. Gross Revenue for the quarter was $10,558,000, versus $13,234,000 in Q1 of the prior year. The decrease in gross revenue was specifically attributable to the discontinuance of three now non-core businesses during this and the immediately preceding fiscal quarters. US dollar quarter over quarter proprietary branded gross revenue growth was 74.4%, significantly offsetting that decrease.

The amount received by the Company as a termination fee under its agreement with Hansen Beverage Company was approximately $1,225,000. During this quarter, the Company incurred a loss related to the closing of its Vancouver plant of $652,000 - including equipment relocation costs - which in turn contributed to the quarter over quarter increase in SG&A costs. That plant was ultimately shut by the end of June. The non-cash income tax expense was generated from the payment of the Hansen termination fee. Non-cash stock based compensation for the quarter was $82,000. Slotting fees, discounts and rebates were $1,020,000 this quarter, down slightly from Q1 of last year.

This was a quarter of transition for our Company, away from distributing and bottling for third parties to selling our own proprietary brands. Gross revenues generated in Q1 this year from businesses we no longer engage in: (a) third party distribution; (b) our Vancouver plant and (c) Hansen distribution, were in aggregate approximately $4,000,000 less than they were in Q1 of last year. That was the sole reason for the quarter over quarter decrease in gross revenues. The difference was made up by our continuing strong proprietary branded revenue growth. As I mentioned during our last conference call and in our July newsletter, it will take us several months to fully replace the revenue from these discontinued businesses with those of our proprietary brands.

Our first quarter was focused on clearing the slate of our legacy third party distribution and bottling. We then, during Q2: (a) commenced broad distribution of STOKED™ Energy Drinks in Canada and just recently pushed the brand into the US where the energy drink market is more than 40 times the size of that in Canada; (b) obtained our first US distributor listings for Infinite Health™ Water; (c) re-introduced TREK® Natural Sports Drinks in the same US channels; (d) commenced our video game marketing initiative for STOKED™ Energy Drinks and (e) obtained nation-wide distribution of TrueBlue™ 16oz through 7-Eleven® Convenience Stores. We are very excited about what lies ahead.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Forward Looking Statements:
Certain information contained herein includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included herein are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Any non-GAAP financial measures referenced herein such as “EBITDA”, “cash inflow from operations” or the like do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Leading Brands, Inc • Q1 REPORT	1

Management’s Discussion & Analysis

For the three months ended May 31, 2007

June 21, 2007

The following information should be read in conjunction with the Company’s February 28, 2007 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in two main business functions, the distribution of the Company’s brands and other licensed brands and the operation of a bottling plant. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through the Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores. The plant provides bottling services for the Company’s brands and also a large co-pack customer and certain national grocery chains. The Company’s goal is to increase sales by expanding distribution of the Company’s branded beverage products and other food and beverage products licensed to the Company through distribution contracts. The Company’s major focus is to accomplish this while incurring minimal increases in selling, general and administrative costs to create increased profit for the Company.

Overall Performance

The Company reported a loss of $185,081 in the three months ended May 31, 2007 compared to an income of $264,843 in the same quarter of the prior year. The Company experienced gross revenue decline of $2,676,499 largely due to the termination of the Hansen’s contract effective April 15, 2007, the discontinuance of co-pack production of alcoholic beverages, lower sales of another co-pack customer related to the plant consolidation and the discontinuance of distribution to a convenience store chain in Western Canada which was partially offset by increased sales of TrueBlue® beverages and the Company’s new Stoked™ energy drinks. The Company recorded other income of $1,226,506 related to the termination of the Hansen’s contract. Sales, general and administration expenses increased $567,345 over the prior year mostly due to plant relocation costs and increased marketing and sales expenses to promote the Company’s branded beverage products. Although the Company recorded a small loss before taxes in the amount of $52,833, the Company recorded an income tax expense in the amount of $132,248 related to operating income in the Canadian operating entity. Future income tax assets in other operating entities were offset by a valuation allowance. The Company continues to focus on increasing the distribution of branded beverage products and building its co-pack business while controlling overhead costs.

Results of Operations

INTRODUCTION

The Company is involved in two main business functions, the distribution of the Company’s brands and other licensed brands and the operation of a bottling plant. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through the Integrated Distribution System (IDS) of distributors, wholesalers and grocery chains. The plants provide bottling services to a large co-pack customer and also produces some of the Company’s branded products.

The Company’s goal is to increase sales by increasing distribution of the Company’s branded beverage products and other food and beverage products licensed to the Company through distribution contracts, securing additional volume from its existing co-pack customer and securing new production contracts from customers requiring bottling services. The Company’s major focus is to accomplish this while incurring minimal increases in selling, general and administrative costs to create increased profit for the Company.

2	Q1 REPORT • Leading Brands, Inc

SALES
Quarter ended May 31, 2007

	Quarter ended	Quarter ended
Revenue	May 31, 2007	May 31, 2006	Change
Bottling Plants	$2,621,907	$4,465,144	($ 1,843,237)
Distribution and Other	$7,935,902	$8,769,164	($ 833,262)
Total Gross Revenue	$10,557,809	$13,234,308	($ 2,676,499)
Discounts, rebates and slotting fees	($ 1,020,098)	($ 1,127,410)	$107,312
Net Revenue	$9,537,711	$12,106,898	($ 2,569,187)

Gross sales for the quarter ended May 31, 2007 were $10,557,809 compared to $13,234,308 for the same quarter of the previous year. The decrease in plant revenue of $1,843,237 is the result of a decrease in revenue of $1,699,970 from the Company’s co-pack customers that supply raw materials mostly related to the discontinuance of production of alcoholic beverage products and reduced production volume of another co-pack customer related to the plant consolidation and a decrease in the production of private label brands where the Company supplies the raw materials in the amount of $143,267. The decrease in distribution and other revenue of $833,262 consists of a decrease in revenue from the Company’s licensed products in the amount of $1,733,233 mostly due to the decrease in Hansen’s® product sales related to the contract termination and ceasing distribution to a certain convenience store chain, a decrease in sales of food products of $496,300 mostly due to ceasing distribution to a certain convenience store chain offset by an increase in revenue of the Company’s owned brand beverage products of $1,396,271 mostly due to the increase in TrueBlue® product sales and sales of the Company’s new Stoked™ energy drinks. Sales discounts, rebates and slotting fees for the quarter ended May 31, 2007 were $1,020,098 compared to $1,127,410 in the same quarter of the previous year. The decrease of $107,312 represents an increase in sales discounts, rebates and slotting fees related to the sales of the Company’s owned brand beverage products in the amount of $144,329 mostly related to the TrueBlue® products, an increase in sales discounts and rebates related to the bottling plant in the amount of $35,482, offset by a decrease of $215,329 for the Company’s licensed products, mostly related to Hansen’s® products, and a decrease in discounts related to food products in the amount of $71,794 mostly due to ceasing distribution to a certain convenience store chain.

COST OF SALES AND MARGIN

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2007	May 31, 2006	Change
Bottling Plants	$1,510,508	$2,468,103	($ 957,595)
Distribution and Other	$5,668,868	$6,064,382	($ 395,514)
Total	$7,179,376	$8,532,485	($ 1,353,109)

Cost of sales for the quarter ended May 31, 2007 was $7,179,376 compared to $8,532,485 for the same quarter of the previous year. The decrease in plant cost of sales of $957,595 is the result of a decrease of $835,521 from the Company’s co-pack customers that supply raw materials mostly related to the discontinuance of production of alcoholic beverage products and reduced production volume of another co-pack customer related to the plant consolidation and a decrease related to the production of private label brands where the Company supplies the raw materials in the amount of $122,074. The decrease in distribution and other cost of sales of $395,514 consists of a decrease from the Company’s licensed products in the amount of $1,034,018 mostly due to the decrease in Hansen’s® products related to the contract termination and ceasing distribution to a certain convenience store chain, a decrease in cost of sales of food products of $352,816 mostly due to ceasing distribution to a certain convenience store chain offset by an increase in cost of sales of the Company’s owned brand beverage products of $991,320 mostly due to increases from TrueBlue® products and the Company’s new Stoked™ energy drinks.

	Quarter ended	Quarter ended
Margin	May 31, 2007	May 31, 2006	Change
Bottling Plants	$970,955	$1,892,079	($ 921,124)
Distribution and Other	$1,387,380	$1,682,334	$(294,954)
Total	$2,358,335	$3,574,413	($ 1,216,078)
Margin Percentage	24.7%	29.5%	(4.8% )

Margin for the quarter ended May 31, 2007 was $2,358,335 compared to $3,574,413 for the same quarter of the previous year. The decrease in plant margin of $921,124 is the result of a decrease of $899,931 from the Company’s co-pack customers that supply raw materials mostly related to the discontinuance of production of alcoholic beverage products and reduced production volume of another co-pack customer related to the plant consolidation and a decrease related to the production of private label brands where the Company supplies the raw materials in the amount of $21,193. The decrease in distribution and other margin of $294,954 consists of a decrease from the

Leading Brands, Inc • Q1 REPORT	3

Company’s licensed products in the amount of $483,886 mostly due to the decrease in Hansen’s® products related to the contract termination and ceasing distribution to a certain convenience store chain, a decrease in margin of food products of $71,689 mostly due to ceasing distribution to a certain convenience store chain offset by an increase in margin of the Company’s owned brand beverage products of $260,621 mostly due to increases from TrueBlue® products and the Company’s new Stoked™ energy drinks.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

For the quarter ended May 31, 2007, these expenses increased $567,345 from $2,776,319 to $3,343,664, or 20.4% . The Company incurred plant relocation costs in the amount of $298,181 while other plant costs decreased $108,575. Selling and marketing expenses increased $203,074 to promote the Company’s brands, foreign exchange losses increased $88,314, stock based compensation expense decreased $43,535, warehousing costs increased $68,103, administration wages and outside contract services increased $44,770, legal and audit fees increased $13,338 and other administration expenses increased $3,675.

OTHER EXPENSES

For the quarter ended May 31, depreciation decreased $49,831 from $204,501 to $154,670 related to the impairment of property, plant and equipment taken in the previous year. Amortization of deferred costs decreased by $18,514 from $21,315 in the quarter ended May 31, 2006 compared to $2,801 in the current quarter due to the end of amortization of certain line improvement and product development costs. Interest increased by $9,514 from $125,768 to $135,282 due to higher interest rates and slightly higher average borrowing levels. The Company recorded other income of $1,226,506 related to the termination of the Hansen’s® contract in the current quarter. Also in the current quarter, the company recorded a non-cash income tax expense in the amount of $132,248 corresponding to operating income in the Canadian operating entity, compared to $181,667 in the same quarter of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

	MAY 31		FEBRUARY 28		NOVEMBER 30		AUGUST 31
	2007	2006	2007	2006	2006	2005	2006	2005
Net sales / operating revenue	$9,537,711	$12,106,898	$8,725,111	$8,079,388	$10,402,524	$8,846,295	$14,523,792	$10,902,909
Net Income (loss)	($ 185,081)	$264,843	($ 3,555,670)	($ 866,883)	($ 583,770)	($ 550,880)	$319,913	($ 158,101)
Net Income (loss) per share	($ 0.01)	$0.02	($ 0.23)	($ 0.05)	($ 0.04)	($ 0.04)	$0.02	($ 0.01)
Net Income (loss) per share, diluted	($ 0.01)	$0.02	($ 0.23)	($ 0.05)	($ 0.04)	($ 0.04)	$0.02	($ 0.01)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The stock based compensation rules create a non-cash expense to sales, general and administration expenses. Income/loss by quarter would be as follows without this expense:

	MAY 31		FEBRUARY 28		NOVEMBER 30		AUGUST 31
	2007	2006	2007	2006	2006	2005	2006	2005
Net Income (loss)	($ 185,081)	$264,843	($ 3,555,670)	($ 866,883)	($ 583,770)	($ 550,880)	$319,913	($ 158,101)
Stock based compensation	$81,593	$125,128	$87,621	$83,370	$158,065	$55,165	$198,813	$97,380
Income (loss) excluding stock based compensation expense	($ 103,488)	$389,971	($ 3,468,049)	($ 783,513)	($ 425,705)	($ 495,715)	$518,726	($ 60,721)

4	Q1 REPORT • Leading Brands, Inc

Liquidity and Capital Resources

As at May 31, 2007 the company had negative working capital of $271,513 compared to negative working capital of $596,633 at February 28, 2007. This improvement in working capital mostly resulted from proceeds from the sale of assets and proceeds from the issuance of common shares on the exercise of options. Bank indebtedness at May 31, 2007 was $4,091,180 compared to $3,356,721 for the prior year-end. There were no cash or cash equivalents as at May 31, 2007 or at the prior year-end. The Company was not in compliance with the current ratio or the tangible net worth covenants as at May 31, 2007. The Company is required to pay a $5,000 Canadian monthly fee for each month that the current ratio is not in compliance. The bank has granted forbearance on the tangible net worth covenant.

The Company has an operating line of $5,142,109, subject to the availability of eligible collateral, resulting in unused borrowing capacity of $1,050,929 at May 31, 2007. The Company has secured a commitment for a $4 million Canadian lease for its capital projects for the fiscal year ending February 28, 2008. The Company is considering accessing the capital markets to raise monies to support the growth of its new brands. The Company believes that it consequently will have sufficient working capital to continue operations for the next twelve months and thereafter.

Net cash utilized in operating activities for the three months ended May 31, 2007 was $579,775 compared to $1,414,637 in the same quarter of the prior year. Changes in non-cash working capital utilized $767,263 compared to $2,212,091 in the same quarter of the prior year. Inventory generated $549,467 and accounts receivable generated $406,859 due to reduced sales volumes, prepaid expenses generated $193,295 mostly due to lower prepaid slotting fees and insurance premiums offset by a decrease in accounts payable that utilized $1,916,884. In the same quarter of the prior year, an increase in accounts receivables utilized $1,640,593 due to higher sales volumes, an increase in inventory utilized $71,399, an increase in prepaid expenses utilized $30,958 due to higher prepaid insurance and other deposits net of lower prepaid slotting fees, and a decrease in accounts payable utilized $469,141.

In the quarter ended May 31, 2007, net cash utilized in investing activities was $305,935 compared to $110,434 in the same quarter of the prior year. In the current quarter, $464,822 was expended on equipment for the bottling operations and $5,676 was expended on office equipment and building improvements. In the quarter ended May 31, 2006, $74,878 was expended on equipment for the bottling operations, $23,979 was expended on vehicles and $11,577 was expended on office equipment and software. The sale of assets generated $164,563 in the current quarter from the sale of bottling plant equipment.

In the quarter ended May 31, 2007, financing activities generated $885,710 compared to $1,525,071 in the same quarter of the prior year. In the current quarter, the Company utilized $159,254 to repay long-term debt compared to $138,268 in the quarter ended May 31, 2006. In the current quarter the Company generated $587,729 from increased bank indebtedness compared to $1,538,236 in the same quarter of the prior year. In the quarter ended May 31, 2007, the Company generated $163,549 from the issuance of common shares relating to the exercise of options compared to $125,103 in the same quarter of the prior year. In the quarter ended May 31, 2007 the Company generated $293,686 from proceeds of additional long-term debt used for the purchase of bottling equipment.

Trend Information

Sales in the current fiscal year are trending lower than the comparable period in the prior year largely due to the termination of the Hansen’s contract effective April 15, 2007, the discontinuance of co-pack production of alcoholic beverages, lower sales of another co-pack customer related to the plant consolidation and the discontinuance of distribution to a convenience store chain in Western Canada which was partially offset by increased sales of TrueBlue® beverages and the Company’s new Stoked™ energy drinks. The strength of the Canadian dollar compared to the US dollar has a positive effect on the Company’s cost of goods sold in the Canadian market. This is partially offset by the increased costs of goods sold into the US market.

Related Party Transactions

The Company has engaged a marketing consultant in a contract capacity from a company related to the CEO. The amounts paid in the quarter ended May 31, 2007 total $5,297.

Disclosure of Outstanding Share Data

At June 21, 2007 the Company had 16,556,845 issued and outstanding common shares.

There were also 1,552,077 issued and outstanding stock options, of which 1,003,312 were vested.

Leading Brands, Inc • Q1 REPORT	5

Leading Brands, Inc.

Consolidated Balance Sheet

(UNAUDITED)	May 31	February 28
(EXPRESSED IN UNITED STATES DOLLARS)	2007	2007

ASSETS
Accounts receivable	$3,288,719	$3,400,977
Inventory	5,678,261	5,723,926
Prepaid expenses and deposits (Note 2)	685,928	814,340
	9,652,908	9,939,243

Property, plant and equipment	8,001,808	7,175,225
Trademarks and rights	101,870	93,144
Goodwill (Note 4)	3,135,324	2,866,766
Deferred costs	3,169	5,610
Future income taxes - long term (Note 3)	4,117,212	3,892,603
Total Assets	$25,012,291	$23,972,591

LIABILITIES
Bank indebtedness	$4,091,180	$3,356,721
Accounts payable and accrued liabilities	5,032,803	6,457,805
Current portion of long-term debt (Note 5)	800,438	721,350
	9,924,421	10,535,876
Long-term debt (Note 5)	4,396,199	3,899,998
	$14,320,620	$14,435,874

SHAREHOLDERS’ EQUITY
Share capital (Note 6)
Common shares	27,566,711	27,403,161
Contributed surplus	2,244,478	2,162,885
Currency translation adjustment	3,630,433	2,535,541
Deficit	(22,749,951)	(22,564,870)
	10,691,671	9,536,717
Total Liabilities and Shareholders’ Equity	$25,012,291	$23,972,591

The accompanying notes are an integral part of these consolidated financial statements.

6	Q1 REPORT • Leading Brands, Inc

Leading Brands, Inc.

Consolidated Statement of Income (Loss) and Deficit

(UNAUDITED)	Three months ending	Three months ending
(EXPRESSED IN UNITED STATES DOLLARS)	May 31, 2007	May 31, 2006

Gross Sales	$10,557,809	$13,234,308
Less: Discounts, rebates and slotting fees	(1,020,098)	(1,127,410)
Net Sales	9,537,711	12,106,898

Cost of sales	7,179,376	8,532,485
Selling, general & administration expenses	3,343,664	2,776,319
Amortization of property, plant and equipment	154,670	204,501
Amortization of deferred costs and other	2,801	21,315
Interest on long term debt	79,688	74,363
Interest on current debt	55,594	51,405
Loss on sale of assets	1,257	0
Other income, related to contract settlement	(1,226,506)	-
	9,590,544	11,660,388

Net income (loss) before taxes	(52,833)	446,510

Income tax expense	(132,248)	(181,667)
Net income (loss)	(185,081)	264,843

Deficit, beginning of period	(22,564,870)	(19,010,186)

Deficit, end of period	$(22,749,951)	$(18,745,343)

EARNINGS (LOSS) PER SHARE
Basic	($ 0.01)	$ 0.02
Diluted	($ 0.01)	$ 0.02

Weighted average number of shares outstanding - basic	16,421,241	15,114,322
Weighted average number of shares outstanding - diluted	16,421,241	16,537,735

The accompanying notes are an integral part of these consolidated financial statements.

Leading Brands, Inc • Q1 REPORT	7

Leading Brands, Inc.

Consolidated Statement of Cash Flows

(UNAUDITED)	Three months ending	Three months ending
(EXPRESSED IN UNITED STATES DOLLARS)	May 31, 2007	May 31, 2006

Cash provided by (used in)

OPERATING ACTIVITIES
Net income (loss)	$(185,081)	$264,843
Items not involving cash
Depreciation and amortization	157,471	225,816
Loss on sale of assets	1,257	-
Changes in non-cash operating working	(767,263)	(2,212,091)
capital items (Note 7)
Future income taxes	132,248	181,667
Stock based compensation expense	81,593	125,128
	(579,775)	(1,414,637)
INVESTING ACTIVITIES
Purchase of property, plant & equipment	(470,498)	(110,434)
Proceeds on sale of property, plant & equipment	164,563	-
	(305,935)	(110,434)
FINANCING ACTIVITIES
Increase in bank indebtedness	587,729	1,538,236
Issuance of common shares	163,549	125,103
Proceeds from issuance of long-term debt	293,686	-
Repayment of long-term debt	(159,254)	(138,268)
	885,710	1,525,071

Cash, beginning and end of period	$-	$-

Interest paid	$131,106	$117,269
Income tax paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

8	Q1 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Notes to Consolidated Financial Statements
(UNAUDITED)
(EXPRESSED IN UNITED STATES DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

Results of operations for interim periods are not necessarily indicative of annual results.

Interim Financial reporting

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements, except as described in Changes in accounting policies, below.

Changes in accounting policies

On March 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants – Section 1530 “Comprehensive Income”, Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3865 “Hedges”. The adoption of Sections 3855 and 3865 had no impact on the financial statements. Comprehensive income is disclosed in note 8 of these financial statements.

2. PREPAID EXPENSES AND DEPOSITS

	May 31, 2007	February 28, 2007
Slotting fees	$455,747	$528,018
Insurance premiums	13,787	75,113
Rental deposits and other	216,394	211,209
Total prepaid expenses and deposits	$685,928	$814,340

3. INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The Company continues to record current and future income tax amounts based on the Company’s results at the current income tax rate and expected net realizable value. Although the Company has tax loss carry-forwards and other future income tax assets, there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

4. GOODWILL

Goodwill is recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the goodwill balance from February 28, 2007 is due to translation adjustments.

5. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was not in compliance with the current ratio or the tangible net worth covenants as at May 31, 2007. The Company is required to pay a $5,000 Canadian monthly fee for each month that the current ratio is not in compliance. The bank has granted forbearance on the tangible net worth covenant. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

6. SHARE CAPITAL

Authorized:	May 31, 2007
Common shares without par value	500,000,000
Preferred shares without par value
designated into the following series:
Series “A” preferred shares, without par value	1,000,000
Series “B” preferred shares, without par value	100
Series “C” preferred shares, without par value	1,000,000
Series “D” preferred shares, without par value	4,000,000
Series “E” preferred shares, without par value	4,000,000
Undesignated	9,999,900
Issued: Common shares without par value
Outstanding at February 28, 2007	16,400,845
Issued	144,166
Outstanding at May 31, 2007	16,545,011

Leading Brands, Inc • Q1 REPORT	9

6. SHARE CAPITAL CONT.

	Issued and	Weighted
Stock options granted, exercised and	outstanding	average
cancelled since February 28, 2007	options	exercise price
Outstanding at February 28, 2007	1,771,077	$1.43
Exercised	(144,166)	1.13
Cancelled	(74,834)	2.10
Outstanding at May 31, 2007	1,552,077	$1.42

At May 31, 2007, there were 1,003,312 vested options outstanding at an average exercise price of $1.13

7. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months ending	Three months ending
	May 31, 2007	May 31, 2006
Accounts receivable	$406,859	$(1,640,593)
Inventory	549,467	(71,399)
Prepaid expenses	193,295	(30,958)
Accounts payable and	(1,916,884)	(469,141)
accrued liabilities
Changes in non-cash operating working capital items	$(767,263)	$(2,212,091)

8. COMPREHENSIVE INCOME

	Three months ending	Three months ending
	May 31, 2007	May 31, 2006
Net income (loss) available to common shareholders	($ 185,081)	$264,843
Other comprehensive income:
Foreign currency translation adjustments	1,094,892	426,810
Comprehensive income	$909,811	$691,653

The functional currency of the Company is the Canadian dollar. Assets and liabilities are translated into US dollars at the exchange rate in effect at the year end date. Income and expenses are translated into US dollars at the average exchange rate for the quarter. Exchange gains or losses on the translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders equity. The US/Canadian balance sheet exchange rates for February 28, 2007 and May 31, 2007 were 1.1698 and 1.0696 respectively.

9. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

10. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

10	Q1 REPORT • Leading Brands, Inc

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi	Ralph D. McRae
VP of Bottling Operations	Chairman, President and Chief Executive Officer

Jody Christopherson	Robert Mockford
VP of DSD	VP of Operations

Donna Higgins, CGA	Dave Read
Chief Financial Officer	Executive Vice-President

Michel Houle	Craig Thibodeau
VP of Sales, Quebec	VP of Sales, Grocery

Cindy Krenn	Pat Wilson
VP of Sales, Western Canada	VP of Sales, and
President – Leading Brands USA, Inc

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

Leading Brands, Inc • Q1 REPORT	11